EXHIBIT NO. 21

SUBSIDIARIES OF
CHEMICAL FINANCIAL CORPORATION

Subsidiaries		Ownership Percentage	State or Other Jurisdiction of Incorporation

Chemical Bank		(1)	Michigan
CFC Financial Services, Inc.
—	also operates under d/b/a Chemical Financial Advisors	(2)	Michigan
CFC Title Services, Inc.		(2)	Michigan
CFC Capital, Inc.		(2)	Michigan

(1)	100% owned by Chemical Financial Corporation.
(2)	100% owned by Chemical Bank.